Western Copper and Gold to Attend Upcoming Events

VANCOUVER, BC -- (Marketwired - September 07, 2017) - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) (NYSE MKT: WRN) announced today that Management will be attending the following investor conferences and mining events:

--  Rodman & Renshaw Global Investment Conference in New York, New York

Chris Donaldson, Manager, Corporate Development will present on Monday, September 11 at 4:40 PM Eastern Time. For more information: http://www.hcwainwright.com/assets/images/NYC_2017_General_v3.pdf

--  Yukon Mining Investment Luncheon with Yukon Premier Sandy Silver, the
    Yukon Mining Alliance and the Yukon Chamber of Mines

Come see why the Yukon is the #1 mining jurisdiction in the world for mining investment. This invitation-only event will take place on Friday, September 15th at the St. Andrews Club in Toronto. Paul West-Sells, President & CEO of Western Copper and Gold and Chair of the Yukon Mining Alliance is proud to be a part of this event along with other leaders of the next generation of Yukon Mines.

--  Precious Metals Summit in Beaver Creek, Colorado

Paul West-Sells, President & CEO will be presenting on Tuesday, September 19 at 9:15 AM Mountain Time. For more information: http://www.precioussummit.com/event/2017-summit-colorado/

--  Denver Gold Forum in Colorado Springs, Colorado

Paul West-Sells, President & CEO will be presenting on Monday, September 25 at 1:30 PM Mountain Time. For more information: http://www.denvergoldforum.org/dgf17/

If you are attending any of the above conferences and would like to set up a time to meet with Western, please do not hesitate to contact us.

In anticipation of the above-mentioned events, the Company has released an updated Corporate Presentation. The updated presentation can be viewed on our website.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President and CEO

Western Copper and Gold Corporation

For more information, please contact:
Chris Donaldson
Manager, Corporate Development
604.638.2520
cdonaldson@westerncopperandgold.com